

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Jake Singleton
Chief Financial Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 110
Scottsdale, AZ 85260

> **Re: The Joint Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-36724**

Dear Jake Singleton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction